

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2014

<u>Via E-mail</u>
Nader Z. Pourhassan, Ph.D.
President and Chief Executive Officer
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, Washington 98660

      Re: **CytoDyn Inc.**
               Preliminary Proxy Statement on Schedule 14A
               Filed July 2, 2014
               File No. 000-49908

Dear Dr. Pourhassan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ *Daniel Greenspan for*

               Jeffrey P. Riedler
               Assistant Director